SEC FILE NUMBER 1-10204
CUSIP NUMBER 125902-10-6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b−25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10−K ☐ Form 20−F    ☐ Form 11−K    ☐ Form 10−Q    ☐ Form 10−D ☐ Form N−SAR ☐ Form N−CSR

For Period Ended: February 4, 2012

☐ Transition Report on Form 10−K
☐ Transition Report on Form 20−F
☐ Transition Report on Form 11−K
☐ Transition Report on Form 10−Q
☐ Transition Report on Form N−SAR

For the Transition Period Ended:__________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CPI CORP.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1706 Washington Ave.
Address of Principal Executive Office (Street and Number)

St. Louis, Missouri 63103
City, State and Zip Code

PART II — RULES 12b−25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b−25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi−annual report, transition report on Form 10−K, Form 20−F, Form 11−K, Form N−SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10−Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b−25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10−K, 20−F, 11−K, 10−Q, 10-D, N−SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CPI Corp. (the "Registrant", "Company" or "we") was not able, without unreasonable effort and expense, to complete the preparation of its consolidated financial statement disclosures relating to its credit facility and certain impairment calculations. The Registrant is actively working with its lenders to renegotiate the terms of its existing credit facility to cure a covenant violation and amend the covenant requirements for the near term. If the Company is not able to renegotiate the terms of its existing credit facility or obtain a waiver of its covenant violations under the credit facility, all of the indebtedness under its credit facility could become due.  If the Company is not able to refinance or replace any or all of its indebtedness, it could have a material adverse effect on the business, financial condition, liquidity and  operations of the Company and raises significant uncertainty about the Company's ability to continue as a going concern. Certain impairment calculations have been delayed due to uncertainty involved with a potential credit agreement amendment. There can be no assurance that we will be able to refinance or replace any or all of this indebtedness; therefore, there can be no guarantee that our existing sources of cash will be adequate to meet our liquidity requirements including cash requirements that may be due under our revolving credit facility or to meet operating expenses. The Registrant plans to file the Annual Report on Form 10-K on or before May 4, 2012, in compliance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dale Heins	(314)	231-1575
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the fourth fiscal quarter of 2011, due to continued significant decline in the Company's stock price and lower than anticipated sales trends, the Company determined that it was necessary to evaluate its goodwill and intangible assets for the fiscal year ended February 4, 2012. Net sales for the fourth quarter of fiscal 2011 decreased 17% to $107.1 million from the $128.9 million reported in the fiscal 2010 fourth quarter.  The evaluations of goodwill, intangible assets and certain long-lived asset groups have not yet been concluded, but are expected to be complete when the Company files its Annual Report on Form10-K on or before May 4, 2012.

The Company anticipates there will be a write-off of goodwill recorded in connection with the acquisition of substantially all of the assets of Portrait Corporation of America ("PCA") and certain of its affiliates and assumption of certain liabilities of PCA (the "PCA Acquisition"). The current balance of such goodwill is $21.4 million. The Company has also recorded an acquired host agreement and customer list in connection with the PCA Acquisition totaling $34.6 million and $0.1 million, respectively. The Company is currently evaluating the host agreement and customer list for impairment and is uncertain as to whether there will be write-offs related to these assets. Additionally, the Company anticipates it will have a write-off related to the tradename for Bella Pictures®. The current balance of the Bella Pictures® tradename is $0.6 million.

The Company performed impairment tests for the long-lived asset groups within Sears Portrait Studios ("SPS"), Kiddie Kandids Portrait Studios ("KKPS") and Bella Pictures®, as well as asset groups within the Portrait Gallery from Bella Pictures®/Shooting Stars studio locations, and concluded that certain of the property and equipment in KKPS and the Portrait Gallery from Bella Pictures®/Shooting Stars studio locations was impaired by approximately $4.0 million. The Company wrote down the respective asset carrying values to their estimated fair values which were based primarily on appraisal. The Company is currently evaluating the long-lived asset groups within PictureMe Portrait Studio®, Walmart Portrait Studios and Estudias Fotografia de Walmart (collectively, "PMPS") and corporate (support assets) and is uncertain as to whether there will be write-offs in connection with these assets, which have a carrying amount of $23.9 million. Impairments resulting from the Company's analysis of its goodwill, intangible assets and long-lived assets referred to above will be recorded as a charge to operating income in the fourth quarter of fiscal 2011, and could be significant.

As a result of the Company's history of losses in the U.S., which continued through the fourth quarter of fiscal 2011, a significant valuation allowance will be established against U.S. deferred tax assets, except to the extent that future taxable income will result from the reversal of existing temporary differences for which deferred tax liabilities are recognized. Such allowances will reverse at such time as it is more likely than not that future taxable income will be realized during the carryforward period. The charge to income tax expense in the fourth quarter of fiscal 2011 resulting from valuation allowances recognized could be significant.

CPI CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 20, 2012	By: /s/ Dale Heins
Dale Heins
Executive Vice President, Finance, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).